UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

Emmy Noetherweg 2

2333 BK Leiden

The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PHARVARIS N.V.

Pharvaris Provides Business Update and Expands Development Program for Deucrictibant

On September 5, 2024, Pharvaris N.V. (the “Company”) issued a press release titled “Pharvaris Provides Business Update and Expands Development Program for Deucrictibant” which announced the planned initiation of CHAPTER-3, the pivotal Phase 3 study of deucrictibant for the prophylactic treatment of HAE by the end of 2024, and its intention to pursue clinical development of deucrictibant in a newly named indication, acquired angioedema (AAE).

Pharvaris Presents Deucrictibant Long-Term Extension Data for both the Prophylactic and On-Demand Treatment of HAE at the Bradykinin Symposium 2024

On September 5, 2024, the Company issued a press release titled “Pharvaris Presents Deucrictibant Long-Term Extension Data for both the Prophylactic and On-Demand Treatment of HAE at the Bradykinin Symposium 2024” highlighting certain presentations to be made on deucrictibant as a prophylactic and on-demand treatment of HAE attacks at the 7th Bradykinin Symposium, being held in Berlin from September 5-6, 2024, summarized below.

CHAPTER-1 (NCT05047185) is a two-part Phase 2 study evaluating the efficacy and safety of deucrictibant for long-term prophylaxis of HAE attacks. Positive top-line data from the double-blind, randomized, placebo-controlled portion (part 1) of the CHAPTER-1 study were announced in December 2023. Further exploration of health-related quality of life (HRQoL), disease control, and treatment satisfaction data will be presented by Dr. Markus Magerl in an oral presentation and will show that 90% of participants receiving deucrictibant (N=20) reported well-controlled HAE symptoms at week 12 compared to 37.5% of participants receiving placebo (N=8) as measured by the Angioedema Control Test (AECT). Deucrictibant treated participants experienced greater efficacy and global satisfaction compared to placebo, while experiencing placebo-like side effects.

Upon completing part 1 of CHAPTER-1, all eligible participants (N=30) enrolled into the ongoing open-label extension (part 2) during which they received deucrictibant 40 mg/day with a mean treatment duration of 12.83 months. The current analysis (cutoff date: June 10, 2024) will be presented by Dr. Riedl in a poster presentation and show that deucrictibant was well-tolerated, with no safety signals observed. Efficacy analyses show:

•
Deucrictibant reduced the attack rate in the open-label extension by 93.0% compared to the part 1 study baseline.
•
The reduction in occurrence of moderate and severe attacks and of attacks treated with on-demand medication remained low in the open-label extension.

RAPIDe-2 (NCT05396105) isan ongoing two-part Phase 2/3 extension study, evaluating long-term safety and efficacy of orally administered deucrictibant for the on-demand treatment of HAE attacks. The safety analysis (cutoff date: June 10, 2024) includes a total of 337 attacks and shows that deucrictibant was well-tolerated for all studied doses with no new safety signals observed. The efficacy analysis (cutoff date: March 1, 2024) includes a total of 265 attacks and shows:

•
Median time to onset of symptom relief was 1.1 hours with 98.5% of attacks achieving onset of symptom relief by 12 hours (PGI-C).
•
Median time to reduction in attack severity was 2.6 hours with 97.7% of attacks achieving reduction in attack severity by 12 hours (Patient Global Impression of Severity [PGI-S]).
•
Median time to complete attack resolution was 11.5 hours with 85.8% of attacks achieving complete attack resolution within 24 hours and 90.2% of those attacks requiring only one dose of deucrictibant (PGI-S).

Pharvaris Presents Data at the Bradykinin Symposium 2024

On September 5, 2024, the Company issued a press release titled “Pharvaris Presents Data at the Bradykinin Symposium 2024” which announced a summary of data being presented at the ongoing 7th Bradykinin Symposium. The presentations are listed below:

•
Long-Term Safety and Efficacy of Oral Deucrictibant for HAE Prophylaxis, a poster presentation by Marc A. Riedl, M.D., M.A.
•
Treatment of HAE Attacks with Oral Deucrictibant: RAPIDe-2 Extension Results, a poster presentation by Emel Aygören-Pürsün, M.D.

•
Prophylactic Treatment with Deucrictibant Improves HAE Disease Control and HRQoL, an oral presentation by Markus Magerl, M.D.
•
Deucrictibant vs. Standard of Care in HAE: Propensity Score-Matched Analysis, a poster presentation by Marc A. Riedl, M.D., M.A.
•
Prophylaxis of Hereditary Angioedema Attacks with Oral Deucrictibant: CHAPTER-1 Results, a poster presentation by Emel Aygören-Pürsün, M.D.
•
Clinical Trials Conformity with AURORA COS: a systematic literature review, a poster presentation by Remy Petersen, M.D., Ph.D.
•
Bradykinin Challenge Model in Humanized Bradykinin B2 receptor Transgenic Rat, an oral presentation by Jolanta Skarbaliene, Ph.D.
•
Deucrictibant inhibits carrageenan-induced edema in bradykinin B2 receptor transgenic rat, a poster presentation by Anne Lesage, Ph.D.
•
The bradykinin challenge model translates across rat, monkey and human, a poster presentation by Juan Bravo, Ph.D.
•
A novel kinin biomarker assay for characterization of bradykinin-mediated disorders, a poster presentation by Evangelia Pardali, Ph.D.
•
A HMWK capillary immunoblotting assay to characterize bradykinin-mediated disorders, a poster presentation by Evangelia Pardali, Ph.D.

On September 5, 2024, the Company made available a corporate presentation on its website.

Except as stated herein, this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-278650, 333-277705 and 333-273757) and Form S-8 (Registration Number 333-252897) of Pharvaris N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Copies of the press releases and corporate presentation are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4. Exhibits 99.1, 99.2, 99.3 and 99.4 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Date: September 5, 2024	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Bradykinin Symposium Press Release, dated September 5, 2024.
99.2	Deucrictibant OLE/LTE data Press Release, dated September 5, 2024.
99.3	Business Update Press Release, dated September 5, 2024.
99.4	Corporate Presentation, dated September 5, 2024.